EXHIBIT 99.1

Aura Announces Preliminary Q4 2025 and 2025 Production Results; Record High Production and 2025 Guidance Achieved

ROAD TOWN, British Virgin Islands, Jan. 12, 2026 (GLOBE NEWSWIRE) -- Aura Minerals Inc. (NASDAQ: AUGO and B3: AURA33) (“Aura” or the “Company”) is pleased to announce Q4 2025 preliminary production results from the Company’s six operating mines: Aranzazu, Apoena, Minosa, Almas, Borborema and MSG (“Mineração Serra Grande”). Total production in Q4 2025, at current prices, reached 82,067 gold equivalent ounces (“GEO”)1, a record high in the history of the Company, 11% higher than Q3 2025 and also 23% higher when compared to Q4 2024. At constant prices2, Aura’s quarterly production increased by 12% compared to Q3 2025 and 30% above Q4 2024. In 2025, the total production reached 280,414 GEO at current prices, 5% above 2024 at current price and 9% at constant prices. At 2025 Production Guidance Prices3, the production of 2025 was 285,380 GEO (MSG not included), ending the year achieving the upper half of the Company’s 2025 Production Guidance (266k GEO – 300k GEO).

Rodrigo Barbosa, CEO and President, commented: “We are delighted to close 2025 on a high note, delivering 82.1k GEO in Q4 at current prices — a 5% increase over Q3 and 24% above Q4 2024 — driving full-year production to 280k GEO at current prices or 290k GEO at guidance prices. This outstanding result not only surpasses the midpoint of our 2025 guidance but also underscores our robust growth trajectory, even before fully realizing the successful ramp-up at Borborema or the additional production from our recent MSG acquisition. We remain committed to three clear paths for delivering value to our shareholders: developing greenfield projects to boost production, investing in exploration to extend the life of our mines, and pursuing strategic growth through M&A. In 2025, we achieved key milestones in all, including increased production, extended mine lives, and two transformative acquisitions: Era Dorada and MSG. These accomplishments position us strongly for continued success and value creation and to achieve over 600k GEO during the years ahead.”

Q4 2025 | 2025 Highlights:

  At Aranzazu, production reached 18,878 GEO, representing a 12% decrease compared to the previous quarter, resulting mainly from metal prices since higher gold prices negatively impact the conversion to GEO. When compared to Q4 2024, production decreased by 19% due to the sharp increase in gold and silver prices between the periods which also impacted GEO conversion. At constant prices4, Aranzazu production was 7% lower when compared to Q3 2025 as well as compared to Q4 2024, due to slightly lower grades of copper, silver and gold, due to mine sequencing and according to the Company’s plan. In 2025, total production decreased by 15% compared to the previous year at current prices, reaching 83,149, in line with the negative impact of the metals price conversion. At constant prices, Aranzazu produced 78,771 GEO, in line with the same period of the previous year, mainly due to higher grades and commercial molybdenum production. At 2025 Guidance Prices3, Aranzazu ended 2025 with a production of 92,876 GEO, in line with the Guidance range.
  At Minosa, production totaled 17,818 GEO in Q4 2025, 2% lower than Q3 2025 and 8% Q4 2024, mainly due to the impact of the rainy season and an expansion works to increase the stacking area. In 2025, production achieved 71,649 GEO, a decrease of 9% mainly due to lower ore feed to the plant, reflecting mine sequencing and weather-related constraints, but consistent with Aura’s expectations. This performance allowed Minosa to close 2025 at the upper end of the Guidance range.
  At Almas, production reached 15,872 GEO, 5% higher than Q3 2025 (15,088 GEO), driven by higher ore processed volumes and improved mine performance, reflecting the results of the plant expansion. Production was 5% lower when compared to Q4 2024, due to the grades decrease from 1.2g/ton to 1.02g/ton in line with the mine sequencing. Also, as a result of the expansion project, Almas closed 2025 with production of 56,979, 5% higher than the prior year, despite lower grades due to mine sequencing. With this performance, Almas ended the year near the upper end of its Guidance.
  At Apoena, production was 8,961 GEO, 3% lower than Q3 2025, driven by due to lower ore feed to the plant and lower recovery, but in line with the Company’s plan. Compared with Q4 2024, production increased 26%, primarily because of higher recovery rates, with 4% increase, and higher grades, from 0.70 g/ton to 0.79 g/ton. In 2025, production was of 35,304 GEO, a decrease of 5% when compared to 2024, attributable mainly to lower grades and lower ore mined as expected. Considering the full year of 2025, Apoena exceeded the Company’s expectations by delivering higher grades and improved productivity, allowing the mine to finish 2025 above the upper end of the Guidance range, which was 32k GEO.
  At Borborema, production totaled 15,777 GEO, 54% above the previous quarter, reflecting progress along the ramp-up curve, achieving higher milling throughput, prioritizing higher-grade material, and increasing overall recovery. During the year, Borborema delivered results below the guidance range, mainly due to lower recoveries achieved during the pre-commercial production phase. This led to the decision to feed the plant with lower-grade material until full stabilization of performance. Performance improved significantly over the course of the year, and at the end of Q4 2025, recovery reached 91.7%, a significant improvement compared to the start of the ramp-up (76.5%), along with a 35% increase in grade compared to 2Q25, closing the year with an average grade of 1.42 g/t, due to mine sequencing.
  Considering the conclusion of the acquisition of MSG on December 2, 2025, Aura is consolidating MSG’s results only for the month of December, which a production of 4,761 GEO in the month.

Production Results

Preliminary GEO1,2 production volume for the three months ended December 31, 2025, when compared to the previous quarter and the same period of the previous year is presented below by operating mine:

	Q4 2025	Q4 2024	Q3 2025	% change vs. Q4 2024	% change vs. Q3 2025	2025	2024	% change vs. 2024
Ounces produced (GEO)
Aranzazu	18,878	23,379	21,534	-19%	-12%	83,149	97,558	-15%
Minosa	17,818	19,294	18,138	-8%	-2%	71,649	78,372	-9%
Almas	15,872	16,679	15,088	-5%	5%	56,979	54,129	5%
Apoena	8,961	7,121	9,248	26%	-3%	35,304	37,173	-5%
Borborema	15,777	-	10,219	n.a.	54%	28,573	-	n.a.
MSG (December 2025 only)[1]	4,761	n.a.	n.a.	n.a.	n.a.	4,761	-	n.a.
Total GEO produced - Current Prices	82,067	66,473	74,227	23%	11%	280,414	267,232	5%

Total GEO produced - Constant Prices	82,067	63,353	72,981	30%	12%	276,036	247,938	9%

Total GEO produced - Guidance Prices (excluding MSG)	79,929	67,188	76,957	19%	4%	285,380	263,059	8%

Note: (1) Consider only the December 2025 production.

[1] The total may not add due to rounding.
[2] Applies the metal sale prices in Aranzazu realized at each relevant quarter.

The table below shows production by each type of metal at Aranzazu:

	Q4 2025	Q4 2024	Q3 2025	% change vs. Q4 2024	% change vs. Q3 2025	2025	2024	% change vs. 2024

Gold Production (oz)	6,158	6,987	6,707	-12%	-8%	26,700	26,578	0%
Silver Production (oz)	126,712	146,187	141,117	-13%	-10%	542,046	539,532	0%
Copper Production (klbs)	8,474	9,413	9,726	-10%	-13%	36,583	36,988	-1%
Molybdenum Production (Klbs)	86	-	105	n.a.	-18%	249	-	n.a.
Total GEO produced - Current Prices	18,878	23,379	21,534	-19%	-12%	83,149	97,558	-15%

Total GEO produced - Constant Prices	18,878	20,260	20,288	-7%	-7%	78,771	78,264	1%

The chart below displays the consolidated quarterly GEO production measured at current and constant prices since Q1 2023, as well as the last twelve months at the end of each reporting period:

Qualified Person

The scientific and technical information contained in this press release has been reviewed and approved by Farshid Ghazanfari, P.Geo., Geology and Mineral Resources Manager, an employee of Aura and a “qualified person” within the meaning of NI 43-101 and SK-1300.

About Aura 360° Mining

Aura is focused on mining in complete terms — thinking holistically about how its business impacts and benefits every one of our stakeholders: our company, our shareholders, our employees, and the countries and communities we serve. We call this 360° Mining.

Aura is a company focused on the development and operation of gold and base metal projects in the Americas. The Company's six operating assets include the Minosa gold mine in Honduras; the Almas, Apoena, Borborema and MSG gold mines in Brazil; and the Aranzazu copper, gold, and silver mine in Mexico. Additionally, the Company owns Era Dorada, a gold project in Guatemala; Tolda Fria, a gold project in Colombia; and three projects in Brazil: Matupá, which is under development; São Francisco, which is in care and maintenance; and the Carajás copper project in the Carajás region, in the exploration phase.

For more information, please contact:

Investor Relations
ri@auraminerals.com
www.auraminerals.com

The information contained in this press release is preliminary in nature and is provided for informational purposes only. It is based on current estimates, assumptions, and expectations, which remain subject to ongoing review, verification, and possible revision. Final Q4 2025 Production Results may differ from those set forth herein, and no assurance is given as to the accuracy or completeness of the information at this stage. Readers are cautioned not to place undue reliance on this preliminary results.

Forward-Looking Information

This press release contains “forward-looking information” and “forward-looking statements”, as defined in applicable securities laws (collectively, “forward-looking statements”) which may include, but is not limited to, statements with respect to the activities, events or developments that the Company expects or anticipates will or may occur in the future. Often, but not always, forward-looking statements can be identified by the use of words and phrases such as “plans,” “expects,” “is expected,” “budget,” “scheduled,” “estimates,” “forecasts,” “intends,” “anticipates,” or “believes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved.

Known and unknown risks, uncertainties and other factors, many of which are beyond the Company’s ability to predict or control, could cause actual results to differ materially from those contained in the forward-looking statements. Specific reference is made to the most recent Annual Information Form on file with certain Canadian provincial securities regulatory authorities and to the Company’s Form F-1 filed with the U.S. Securities and Exchange Commission (“SEC”) for a discussion of some of the factors underlying forward-looking statements, which include, without limitation, volatility in the prices of gold, copper and certain other commodities, changes in debt and equity markets, the uncertainties involved in interpreting geological data, increases in costs, environmental compliance and changes in environmental legislation and regulation, interest rate and exchange rate fluctuations, general economic conditions and other risks involved in the mineral exploration and development industry as described in filings with Canadian securities regulators and the SEC. Readers are cautioned that the foregoing list of factors is not exhaustive of the factors that may affect the forward-looking statements.

All forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking statements whether as a result of new information or future events or otherwise, except as may be required by law. If the Company does update one or more forward-looking statements, no inference should be drawn that it will make additional updates with respect to those or other forward-looking statements.

1 Gold equivalent ounces, or GEO, is calculated by converting the production of silver, copper and molybdenum into gold using a ratio of the prices of these metals to that of gold. The prices used to determine the GEO are based on the weighted average price of silver and copper realized from sales at the Aranzazu Mine during the relevant period.
2 Applies the metal sale prices in Aranzazu realized during Q4 2025: Copper price = US$5.06/lb; Gold Price = US$4,214/oz; Silver Price = US$56.86/oz and Molybdenum Price = US$22.12/oz.
3 Applies the metal sale prices of the 2025 Guidance in Aranzazu: Copper price = US$4.30/lb; Gold Price = US$2,636/oz; and Silver = US$31.66/oz.
4 “Constant Price” is a method of converting our copper, silver and molybdenum production or sales volume into GEO based on fixed metal prices. This approach eliminates the impact of metal price fluctuations, when comparing production or sales figures across different periods. Using constant prices allows for a consistent and meaningful comparison of gold equivalent production or sales over time. It ensures that differences in GEO production or sales between two periods reflect changes in actual physical metal production or metal sales and not changes due to fluctuations in commodity prices among the periods. GEO at constant price for previous period, to be compared to GEO for current period, is copper production or sales volume previous period multiplied by copper prices current period plus silver production or sales volume for previous period multiplied by silver prices from current period plus molybdenum production or sales volume for previous period multiplied by molybdenum prices from current period divided by gold price for current period.

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/399bfb65-1b3a-4a9b-bc8d-21f73a615942